Prospectus Supplement No. 1 (to Prospectus dated July 27, 2005)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-125241

$112,400,000

Nabi Biopharmaceuticals

2.875% Convertible Senior Notes due 2025

and the Common Stock Issuable Upon

Conversion of the Notes

This prospectus supplement relates to the resale of our 2.875% Convertible Senior Notes due 2025, originally issued pursuant to a private placement in April and May of 2005, and the common stock issuable upon conversion thereof.

This prospectus supplement supplements our prospectus dated July 27, 2005 with respect to certain selling security holders. This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 2, 2005

SELLING SECURITY HOLDERS

The following table supplements the table of selling security holders beginning on page 50 of the prospectus to which this prospectus supplement refers. The following table sets forth additional information with respect to an existing selling security holder and adds information about additional selling security holders, including the principal amount of the notes beneficially owned by each selling security holder and the number of shares of common stock into which those notes are convertible. We prepared this table based upon information supplied to us by the selling security holders named in the table.

Name	Principal Amount of Notes Owned Before the Offering and to be Offered	Shares of Common Stock Issuable Upon Conversion of Notes Owned Before the Offering and to be Offered(1)	Shares of Common Stock Owned After Offering(2)	Percentage of Common Stock Outstanding(3)
Radcliffe SPC, Ltd for and on behalf of the Class A Convertible Crossover Segregated Portfolio(4)	$5,500,000	384,091	0	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited(5)	$920,000	64,248	0	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage II Master Limited(5)	$80,000	5,587	0	*
Wachovia Securities International Ltd.(6)	$6,000,000	419,009	0	*

*	Less than 1%
(1)	Assumes conversion of all of the holder’s notes at an initial conversion rate of 69.8348 shares per $1,000 principal amount of notes. However, this conversion rate is subject to adjustment as described under the section entitled “Description of Notes — Conversion Rights” in the prospectus to which this supplement refers. As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Assumes that the selling security holder holds no shares of our common stock shown as being issuable upon the assumed conversion of the notes listed next to his name after the offering.
(3)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 58,843,303 shares of common stock outstanding as of April 21, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular selling security holder’s notes. However, we did not assume the conversion of any other holder’s notes. We have assumed that the selling security holder holds no notes following the offering.
(4)	Includes $1,000,000 principal amount of notes previously included in the prospectus. Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.
(5)	The selling security holder is managed by its investment advisor, UBS O’Connor LLC, which holds investing and voting power over the securities. The selling security holder is a wholly owned subsidiary of UBS AG, which is a publicly traded company on the New York Stock Exchange.
(6)	The selling security holder was an initial purchaser of the notes in April and May 2005. The selling security holder has identified itself as a registered broker dealer and as an affiliate of a registered broker-dealer and has represented to us that it purchased the notes for investment purposes and not with a view toward distribution of such notes.

When used in this prospectus supplement, unless otherwise indicated, the terms “Nabi Biopharmaceuticals,” the “company,” “we,” “us” and “our” refer to Nabi Biopharmaceuticals and its wholly owned subsidiaries.